FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: April 30th, 2004

Information furnished on this form:
- Report filed with the Tokyo Stock Exchange concerning the issue of stock aquisition rights for stock option plan

April 28, 2004

(Translation)

Announcement as to Issue of Stock Acquisition Rights for Stock Option Plan

NEC Corporation ("NEC") announced that, pursuant to Article 280-20 of the Commercial Code of Japan, it was resolved at the meeting of the Board of Directors of NEC held on April 28, 2004, that it will issue "stock acquisition rights" (rights to subscribe for or acquire shares from the company - shinkabu yoyakuken -, the "Stock Acquisition Rights") as follows:

1. Reason for issue of the Stock Acquisition Rights with favorable conditions to persons other than the shareholders

With a view to promoting the management highly conscious of the shareholder value and to creating a motivation to improve business results of NEC and its group companies ("NEC Group"), NEC issues the Stock Acquisition Rights to the Holders (as defined in 2 below) for the purpose of granting stock options.

2. Persons to whom the Stock Acquisition Rights will be allotted and number of the Stock Acquisition Rights which will be allotted

NEC will allot to each of the following persons (the "Holder(s)"), who will be in office on the day of issue of the Stock Acquisition Rights, the number of the Stock Acquisition Rights as follows:

Position	Number of the Stock Acquisition Rights
(1) Directors
Chairman of the Board	10
Vice Chairman of the Board	10
President	10
Senior Executive Vice President	8
Executive Vice President	6
Senior Vice President	4
Director (non-executive)	3
(2) Corporate officers
Executive Vice President	4
Senior Vice President	3
Associate Senior Vice President	2
(3) Employees having important responsibilities equivalent to those of Associate Senior Vice President
2
(4) Executive General Manager and employees having important responsibilities equivalent to those of Executive General Managers
1

(5) Full-time presidents of NEC's subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) which are important from the view point of the business strategy of NEC Group

1

3. Terms of issue of the Stock Acquisition Rights

(1) Class and Total Number of NEC Shares to be issued or acquired upon exercise of the Stock Acquisition Rights

No more than 350,000 shares of the NEC's common stocks (1,000 shares per one Stock Acquisition Right) will be issued or transferred to the Holders. In the event that the NEC splits or consolidates its shares of common stock ("stock split or consolidation"), the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights which have not been exercised at the time of such stock split or consolidation shall be adjusted according to the following formula, with fraction less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment    =    Number of shares before adjustment    x     Ratio of stock split or consolidation

(2) Total number of the Stock Acquisition Rights to be issued

No more than 350

(3) Issue Price of the Stock Acquisition Rights

None

(4) Date of issue of the Stock Acquisition Rights

July 12, 2004

(5) Amount to be paid upon exercise of the Stock Acquisition Rights

The price to be paid in per share upon exercise of each of the Stock Acquisition Rights (the "Exercise Price") shall be equal to the price obtained by multiplying by 1.05 the average of the closing prices in regular way of shares of NEC on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Stock Acquisition Rights are issued, with fractional amounts of less than one yen resulting from the calculation to be round up to one yen, provided that if the Exercise Price so calculated shall be less than the closing price of shares of NEC on the date Stock Acquisition Rights are issued, such closing price shall become the Exercise Price.

In the event that NEC issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise Price after adjustment    =

Exercise Price before adjustment    x

{ Number of shares outstanding    +    ( Number of new shares to be issued    x    Amount to be paid per share )

/     Market price per share before issue of new shares }    /    ( Number of shares Outstanding    +    Number of new shares to be issued )

In the event of stock split or consolidation after the issues of the Stock Acquisition Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Exercise Price after adjustment    =    Exercise Price before adjustment    x     ( 1    /    Ratio of stock split or consolidation )

(6) Exercise Period

From July 1, 2006 to June 30, 2010.

(7) Condition of exercise the Stock Acquisition Rights

(i) The Holders may exercise the Stock Acquisition Rights so long as the Holders are directors, corporate officers or employees of NEC or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries) at the time of exercise of the Stock Acquisition Rights. Notwithstanding the foregoing, if a Holder loses such position during the Exercise Period, such Holder may exercise its Stock Acquisition Rights for a period of one year after losing such position. Furthermore, if a Holder loses such position on or before June 30, 2006, such Holder may, nevertheless, exercise its Stock Acquisition Rights for a period of one year from July 1, 2006.

(ii) Successors or heirs of the Holder shall not exercise the Stock Acquisition Rights.

(iii) The exercise of the Stock Acquisition Rights, in part, shall not be permitted.

(iv) Other conditions for the exercise of the Stock Acquisition Rights shall be provided for in an agreement to be entered into between NEC and each Holder of the Stock Acquisition Rights, pursuant to the resolutions to be adopted at the 166th Annual General Meeting of Shareholders of NEC, and the resolutions of NEC's Board of Directors.

(8) Events and conditions for cancellation of the Stock Acquisition Rights

NEC may cancel the Stock Acquisition Rights without any consideration in the following events:

(i) If the Holders become unable to exercise the Stock Acquisition Rights pursuant to the conditions set forth in paragraph (7) above;

(ii) If an agreement for merger with the other company, pursuant to which NEC will be dissolved, is approved by a shareholders meeting of NEC; or

(iii) If an agreement for stock exchange or matters related to stock transfer, pursuant to which NEC becomes a wholly owned subsidiary of the other company, are approved by a shareholders meeting of NEC.

(9) Limitation on transfer of the Stock Acquisition Rights

The transfer of the Stock Acquisition Rights shall be approved by Board of Directors of NEC.

*The issue of the Stock Acquisition Rights described above is subject to the shareholder's approval at the 166 Annual General Meeting of Shareholders of NEC to be held on June 22, 2004.